Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources" or the “Company”)

Jersey, Channel Islands, 24 March 2016

DIRECTORS’ ACQUISITION OF SHARES

Randgold Resources announces the following acquisition of shares in the Company, as required under DTR 3.1:

(a)	Mark Bristow, a director of the Company, acquired 10 590 ordinary shares of the Company on 23 March 2016 at a price of $92.75.
(b)	Graham Shuttleworth, a director of the Company, acquired 4 149 ordinary shares of the Company on 23 March 2016 at a price of $92.75.

The above shares were acquired by Mark Bristow and Graham Shuttleworth in line with the Randgold Resources Annual Bonus Plan which requires them to invest one third of their 2015 annual bonus in shares of the Company for a period of three years.

DIRECTORS’ DISPOSAL OF SHARES

Mark Bristow, a director of the Company, notified the Company on 23 March 2016 of the sale of 36 000 Shares, which took place on the same day, at a price of GBP63.24 per Share.

Following the acquisition of shares above and Mark Bristow’s disposal:

(a)	Mark Bristow’s shareholding in the Company is now 745 305 Shares or 0.80% of the current issued share capital of the Company; and
(b)	Graham Shuttleworth’s shareholding in the Company is now 83 201 Shares or 0.09% of the current issued share capital of the Company.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 7711338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com